October 14, 2011

Daniel F. Duchovny Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Itex Corporation

Preliminary Proxy Statement on Schedule 14A filed by David Polonitza, Wayne P. Jones, Richard Polonitza, Greta Polonitza, And Kirk Anderson

Filed October 6, 2011

File No. 000-18275

Dear Mr. Duchovny

On behalf of David David Polonitza, Wayne Jones, Richard Polonitza, Greta Polonitza, and Kirk Anderson (“Polonitza Group”), in connection with the Preliminary  Proxy Statement on Schedule 14A   relating to ITEX Corporation (“ITEX”) filed on September 28, 2011 (the “Solicitation Materials”), we are providing this letter as supporting documentation to the filing.

Supporting information related to the September 28, 2011 filing follows:

Preliminary Schedule 14A

Letter to Shareholders, page 1

1.      We reissue prior comment 3 in part.  You continue to state, in item 1, that the company took certain actions without shareholder approval.  Please clarify to state whether the company was required under state law or its organizational documents, to obtain such shareholders approval.

We have removed all references to actions that were performed without shareholder approval.

2.      We note your response to prior comment 6.  Please clarify your disclosure to state whether the board has increased its voting power from 16% to near 30% or clarify that some of the shares you included in your calculation are not currently vested and may not be voted.

Information regarding the Company’s restricted stock which composes the majority of increase in voting power for the Board and Company Employees was filed in an 8k on February 18, 2011. Pages 8-9 of detail the rights of the restricted stock.

http://www.sec.gov/Archives/edgar/data/860518/000114420411009884/v211984_ex10-1.htm In addition, further details regarding the Voting rights of the restricted stock can be found on the “Executive Restricted Stock Agreement” and “Restricted Stock Agreement” also filed with the SEC on Februrary 18, 2011 within the 8k referenced above. Page 1 of these documents detail the voting rights of the restricted stock which was granted.

http://www.sec.gov/Archives/edgar/data/860518/000114420411009884/0001144204-11-009884-index.htm

Based upon these documents filed by ITEX Corp. with the SEC, it appears that these restricted shares, totaling close to 400,000 in total, do provide voting rights to their holder despite their status still being restricted.

  The Polonitza Group  is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Polonitza Group may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact us at (502) 460-3141 should you require further information.

Respectfully,

/s/ David Polonitza